Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Announces Strategic Shift in Engine Maintenance Business at its AeroTurbine Subsidiary

Amsterdam and Miami; October 15, 2008 – After completing a strategic review of its Engine Maintenance & Overhaul business unit segment, AeroTurbine, Inc. today announced that it is reducing operations of its engine performance restoration line.  AeroTurbine will maintain current field service, accessories/line replaceable units (LRU) and light engine maintenance capabilities in support of its engine leasing business.

Currently, AeroTurbine performs full engine overhauls in support of its own CFM56-2/-3 engine lease portfolio.  “We concluded that the investment and effort required to make AeroTurbine’s engine maintenance platform commercially viable in the third party market would not provide the necessary return on our capital.  Instead, required major engine repairs will be outsourced to world-wide maintenance providers where we can better leverage the existing business relationships of the AerCap Group,” said Michael King, AeroTurbine President and Chief Executive Officer.

As a consequence, AeroTurbine will be reducing its workforce at the Miami, Florida location by approximately 50 positions.  Michael King added: “This undertaking will provide an immediate financial benefit to AeroTurbine while allowing us to focus our resources on business development and customer service.  I believe this provides us with a strong foundation to better optimize our core competencies while helping to provide strong momentum for growth.”

About AerCap and AeroTurbine

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AeroTurbine is a subsidiary of AerCap focusing on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com